Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ♦*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

LONDON

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

September 15, 2023

VIA EDGAR

Ms. Erin Purnell

Mr. Thomas Jones

Ms. Melissa Gilmore

Mr. Kevin Stertzel

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lotus Technology Inc. (CIK No. 0001962746) Response to the Staff’s Comments on the Draft Registration Statement on Form F-4 Confidentially Submitted July 12, 2023

Dear Ms. Purnell, Mr. Jones, Ms. Gilmore and Mr. Stertzel,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 8, 2023 on the Company’s draft registration statement on Form F-4 confidentially submitted on July 12, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR with the Commission for confidential review.

U.S. Securities and Exchange Commission

September 15, 2023

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Summary of the Proxy Statement/Prospectus

Permission, Review and Filing Required from the Authorities in Mainland China Relating to the Transactions, page 32

1.	We note your disclosure regarding the CSRC Trial Measures. Please revise to clearly state whether you will be required to complete the filing process. Please discuss the current status of your application.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 34, 48, 98-101 and 200 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it has submitted the CSRC filing documents on July 19, 2023. The Company received the first round of request for supplemental information from CSRC on August 18, 2023, and has responded such request on August 28, 2023.

Risk Factors

Risks Relating to Taxation, page 136

2.	We note your revised disclosure in response to comment 2 which states that counsel is unable to opine on whether the mergers will qualify as a tax-free organization. Please revise to include a similar statement in risk factors.

In response to the Staff’s comment, the Company has revised the disclosure on page 136-137 of the Revised Draft Registration Statement.

Proposal One - The NTA Proposal, page 167

3.	We note your revisions to include an amendment to the charter to remove the requirement to maintain US$5,000,001 in net tangible assets. Revise to clarify whether the parties have waived the related condition to the closing of the Business Combination that is also dependent upon having at least US$5,000,001 in net tangible assets as of the Closing. Also, please revise your disclosure here and in Risk Factors to discuss the risk that your shares may not be approved for initial listing on NASDAQ, in light of your dependence upon this status to avoid a “penny stock” determination, and discuss the consequences of such outcome.

U.S. Securities and Exchange Commission

September 15, 2023

In response to the Staff’s comment, the Company has revised the disclosure on pages 63, 138-139, 168, 300 and 306 of the Revised Draft Registration Statement.

Information about Lotus Tech, page 223

4.	We note your response to comment 26. Please describe L Catterton’s “strategic relationship” with LVMH. Please revise your disclosure to state that as of the date of this proxy statement/prospectus, the company has not entered into any agreements with LVMH.

The Company respectfully advises the Staff that L Catterton has an exclusive relationship for consumer-focused private equity with LVMH and Financière Agache, the main investment company of Bernard Arnault, LVMH’s Chairman and Chief Executive Officer, and his family. This relationship provides L Catterton with direct access to LVMH’s most senior executives, global consumer insights, industry network and contacts, differentiated investment deal flow and collaboration on operating best practices. While LVMH and Financière Agache collectively hold 40% of the economic interests and 20% of the voting interests of L Catterton, L Catterton retains sole discretion over all investment and portfolio management decisions related to the L Catterton funds.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 225 of the Revised Draft Registration Statement.

Financial Statements

General, page F-1

5.	We note in the financial statements as well as MD&A tables, LCAA presents their most current fiscal year information on the left and Lotus Technology Inc. presents their most current fiscal year information on the right. Please refer to SAB Topic 11:E and present consistent chronological ordering of data throughout your filing to avoid investor confusion.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement to present consistent chronological ordering of financial data.

U.S. Securities and Exchange Commission

September 15, 2023

Follow-up Comment

6.	Include a risk factor relating to the risk that LCAA is considered an investment company under the 1940 Act by referring to the risk factor starting on page 13 of LCAA’s proxy 14A filed on February 23, 2023, and also confirms that it has instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account at a bank until the earlier of consummation of the initial business combination or the dissolution, as disclosed on page 14 of LCAA’s proxy 14A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 124 of the Revised Draft Registration Statement.

*      *      *

U.S. Securities and Exchange Commission

September 15, 2023

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.
Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.
Chinta Bhagat, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp
Scott Chen, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Joseph Casey Raymond, Partner, Kirkland & Ellis International LLP
Justin You Zhou, Partner, Kirkland & Ellis International LLP
John Fung, Partner, KPMG Huazhen LLP